                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   TO RULES 13d-1(b) AND (c)  AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13d-2
                            (Amendment No. _____)/1/



                             Cyberian Outpost, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  231914 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 -------------



----------------
     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

--------------------------                                ---------------------
  CUSIP NO. 231914 10 2                13G                   Page 2 of 9 Pages
           ------------
--------------------------                                ---------------------

===============================================================================
      NAMES OF REPORTING PERSON

      PRIMUS CAPITAL FUND IV LIMITED PARTNERSHIP
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,440,000 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,440,000 (See Item 4)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,440,000 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

===============================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ---------------------
  CUSIP NO. 231914 10 2                13G                   Page 3 of 9 Pages
           ------------
--------------------------                                ---------------------

===============================================================================
      NAMES OF REPORTING PERSON

      PRIMUS VENTURE PARTNERS IV LIMITED PARTNERSHIP
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,500,000 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,500,000 (See Item 4)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,500,000 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

===============================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ---------------------
  CUSIP NO. 231914 10 2                13G                   Page 4 of 9 Pages
           ------------
--------------------------                                ---------------------

===============================================================================
      NAMES OF REPORTING PERSON

      PRIMUS VENTURE PARTNERS IV, INC.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,500,000 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,500,000 (See Item 4)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,500,000 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

===============================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ---------------------
  CUSIP NO. 231914 10 2                13G                   Page 5 of 9 Pages
           ------------
--------------------------                                ---------------------

                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               Cyberian Outpost, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               27 N. Main Street
               Kent, Connecticut 06757

Item 2(a).     Name of Person Filing:

                  This Schedule 13G is being jointly filed by each of the
               following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Primus Capital Fund IV Limited Partnership ("PCF IV"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 1,440,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Cyberian Outpost, Inc., a Connecticut corporation (the "Company"); (ii) Primus Venture Partners IV Limited Partnership ("PVP LP"), a Delaware limited partnership, as the sole general partner of PCF IV; and (iii) Primus Venture Partners IV, Inc. ("PVP Inc."), a Delaware corporation, as the sole general partner of PVP LP. PCF IV, PVP LP and PVP Inc. are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 9, 1999, a copy of which is filed with this
               Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act. The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of the relationships among such Reporting Persons described in this
               Schedule 13G. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this
               Schedule 13G.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of each of the
               Reporting Persons is c/o Primus Venture Partners, 5900 Landerbrook Drive, Suite 200, Mayfield Heights, OH 44124.

Item 2(c).     Citizenship:

                  Each of PCF IV and PVP LP are limited partnerships organized under the laws of the State of Delaware and PVP Inc. is a corporation organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP No.:

               231914 10 2

--------------------------                                ---------------------
  CUSIP NO. 231914 10 2                13G                   Page 6 of 9 Pages
           ------------
--------------------------                                ---------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not Applicable.

Item 4.        Ownership:

               (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 1998, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

                  Primus Capital Fund IV Limited Partnership. PCF IV has the
               shared power to vote and to dispose of 1,440,000 shares of Common Stock currently held by PCF IV, constituting approximately 6.4% of the outstanding Common Stock.

                  Primus Venture Partners IV Limited Partnership. PVP LP, as the
               sole general partner of PCF IV, may be deemed to have the shared power to vote and to dispose of 1,440,000 shares of Common Stock currently held by PCF IV. In addition, PVP LP is also the sole general partner of Primus Executive Fund Limited Partnership ("PEF") and, in such capacity, may be deemed to have shared power to vote and dispose of the 60,000 shares of Common Stock currently held by PEF. In total, PVP LP may be deemed to have the shared power to vote and dispose of approximately 6.7% of the outstanding Common Stock. The filing of this Schedule 13G by PVP LP shall not be considered an admission that PVP LP is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF IV or PEF.

                  Primus Venture Partners IV, Inc. PVP Inc., as the sole general partner of PVP LP, may be deemed to have the shared power to vote and to dispose of 1,440,000 shares of Common Stock currently held by PCF IV and the 60,000 shares of Common Stock currently held by PEF. In total, PVP Inc. may be deemed to have the shared power to vote and dispose of approximately 6.7% of the outstanding Common Stock. The filing of this Schedule 13G by PVP Inc. shall not be considered an admission that PVP Inc. is, for the purpose of
               Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF IV or PEF.

                  PVP Inc. has six shareholders and directors, Loyal W. Wilson,
               James T. Bartlett, Kevin J. McGinty, William C. Mulligan, Jonathan E. Dick and Steven Rothman.

                  Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the
               Reporting Persons may be deemed as a group to have beneficial ownership of 1,500,000 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 6.7% of the outstanding Common Stock as of December 31, 1998. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 22,554,339 shares of Common Stock outstanding on or about December 31, 1998, as disclosed in the Company's last filed 10Q. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.        Ownership of Five Percent or Less of a Class:

--------------------------                                ---------------------
  CUSIP NO. 231914 10 2                13G                   Page 7 of 9 Pages
           ------------
--------------------------                                ---------------------

               If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:

               No person other than the persons named in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not Applicable.

Item 9.        Notice of Dissolution of Group:

               Not Applicable.

Item 10.       Certification:

               Not Applicable.

--------------------------                                ---------------------
  CUSIP NO. 231914 10 2                13G                   Page 8 of 9 Pages
           ------------
--------------------------                                ---------------------
                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1999

                                PRIMUS CAPITAL FUND IV LIMITED
                                PARTNERSHIP

                                By:  Primus Venture Partners IV Limited
                                     Partnership
                                Its: General Partner

                                By:  Primus Venture Partners IV, Inc.
                                Its: General Partner


                                By:  /s/ Loyal W. Wilson
                                    ---------------------------------------

                                Its: President
                                    ---------------------------------------

                                PRIMUS VENTURE PARTNERS IV
                                LIMITED PARTNERSHIP

                                By:  Primus Venture Partners IV, Inc.
                                Its: General Partner

                                By:  /s/ Loyal W. Wilson
                                    ---------------------------------------

                                Its: President
                                    ---------------------------------------

                                PRIMUS VENTURE PARTNERS IV, INC.

                                By:  /s/ Loyal W. Wilson
                                    ---------------------------------------

                                Its: President
                                    ---------------------------------------

--------------------------                                ---------------------
  CUSIP NO. 231914 10 2                13G                  Page 9 of 9 Pages
           ------------
--------------------------                                ---------------------

                                                                      Exhibit A
                                                                      ---------
                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                            ----------------------


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 9, 1999         PRIMUS CAPITAL FUND IV LIMITED
                                PARTNERSHIP

                                By:  Primus Venture Partners IV Limited
                                     Partnership
                                Its: General Partner

                                By:  Primus Venture Partners IV, Inc.
                                Its: General Partner

                                By:  /s/ Loyal W. Wilson
                                   -------------------------------------

                                Its: President
                                    -------------------------------------

                                PRIMUS VENTURE PARTNERS IV
                                LIMITED PARTNERSHIP

                                By:  Primus Venture Partners IV, Inc.
                                Its: General Partner

                                By:  /s/ Loyal W. Wilson
                                    -------------------------------------

                                Its: President
                                    -------------------------------------

                                PRIMUS VENTURE PARTNERS IV, INC.

                                By:  /s/ Loyal W. Wilson
                                    -------------------------------------

                                Its: President
                                    -------------------------------------